 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

SUNAIR SERVICES CORPORATION

 (Name of Issuer)

Common Stock, $0.10 par value

 (Title of Class of Securities)

867017105

 (CUSIP Number)

Michael Brauser

595 S. Federal Highway

Suite 600

Boca Raton, FL 33432

 (561) 544-2450

Dru Schmitt

13 Twin Springs Lane

St. Louis, MO 63124

(314) 401-6887

Michael Herman

c/o Heat Waves

1160 Lake Plaza Drive

Suite 210

Colorado Springs, CO 80906

(719) 475-7775

Joseph Q. DiMartini

4 Carrswold

Clayton, MO 63105

(314) 517-5571

With copies to:

Harris Cramer LLP

1555 Palm Beach Lakes Blvd., Suite 310

West Palm Beach, FL 33401

Attention: Michael D. Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the

following box.	X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

———————

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867017105 _	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,179,700(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,179,700(1)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,210,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%(2)
14	TYPE OF REPORTING PERSON IN

———————

(1)

Includes 600,000 shares underlying warrants. Although the Issuer’s Proxy Statement filed on January 31, 2008 states the shares of Common Stock are subject to a proxy in favor of Coconut Palm Capital Investors II, Ltd, the Issuer’s counsel has not produced a copy in spite of two requests. The Reporting Person contends that any proxy, if it exists, is unenforceable.

(2)

Based upon 13,091,088 shares of Common Stock outstanding as of August 1, 2008.

CUSIP No. 867017105 _	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Herman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 2,180,600
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 2,180,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,210,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%(1)
14	TYPE OF REPORTING PERSON IN

———————

(1)

Based upon 13,091,088 shares of Common Stock outstanding as of August 1, 2008.

CUSIP No. 867017105 _	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dru A. Schmitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,486,014(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,486,014(1)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,210,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%(2)
14	TYPE OF REPORTING PERSON* IN

———————

(1)

Includes 285,714 shares underlying warrants. These securities are held by the Dru A. Schmitt Revocable Trust U/A/D 10/20/97, of which Mr. Schmitt is the sole trustee and sole beneficiary.

(2)

Based upon 13,091,088 shares of Common Stock outstanding as of August 1, 2008.

CUSIP No. 867017105 _	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Q. DiMartini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 364,400(1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 364,400(1)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,210,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%(2)
14	TYPE OF REPORTING PERSON* IN

(1)

Includes 100,000 shares underlying warrants.

(2)

Based upon 13,091,088 shares of Common Stock outstanding as of August 1, 2008.

CUSIP No. 867017105 _	13D	Page 7 of 12 Pages

Item 1.

Security and Issuer

Common Stock, $0.10 par value. The principal address of the issuer is 595 S. Federal Highway, Suite 500, Boca Raton, FL 33432.

Item 2.

Identity and Background

a.

Michael Brauser

b.

595 S. Federal Highway, Suite 600, Boca Raton, FL 33432

c.

Investor

d.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.

The Reporting Person is a United States citizen.

a.

Dru Schmitt

b.

13 Twin Springs Lane, St. Louis, MO 63124

c.

Investor

d.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.

The Reporting Person is a United States citizen.

a.

Michael Herman

b.

c/o Heat Waves, 1160 Lake Plaza Drive, Suite 210, Colorado Springs, CO 80906

c.

Oil & Gas Services Manger

d.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.

The Reporting Person is a United States citizen.

a.

Joseph Q. DiMartini

b.

4 Carrswold, Clayton, MO 63105

c.

Investor

d.

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.

e.

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.

The Reporting Person is a United States citizen.

CUSIP No. 867017105 _	13D	Page 8 of 12 Pages

Item 3.

Source or Amount of Funds or Other Consideration.

Although each of the Reporting Persons used personal funds to purchase their shares of Common Stock of Sunair Services Corporation (“Sunair”), no shares have been purchased during 2008.  This Schedule 13D is being filed to report an oral agreement to vote together solely as to certain matters referred to in Item 4.  Each Reporting Person expressly disclaims any beneficial ownership in the Common Stock of Sunair owned by the others, and the reporting of joint beneficial ownership shall not be deemed to be an admission that he beneficially owns the Common Stock owned by the other Reporting Persons.

Item 4.

Purpose of the Transaction.

The Reporting Persons have orally agreed to act together to seek to cause Sunair to be sold with the net proceeds being distributed to its shareholders including the Reporting Persons. Their purpose is to increase shareholder value. There is currently one company which offered to acquire Sunair or its assets (and assume its liabilities) for $3.00 per share. Another company has approached Michael Brauser and expressed an interest in purchasing Sunair. The Reporting Persons are hopeful that one of these companies or an unknown third party will purchase Sunair at a higher price.

Since it appears that both RPC Financial Advisors, LLC (“RPC”) and its affiliates have no interest in selling Sunair and ending their continuing management fee and salary, as applicable, the Reporting Persons are considering all available options, including pressuring the Board of Directors or replacing it with persons who either are not self-interested or not willing to overlook the track record of Richard Rochon, Sunair’s Chairman, and his associates.

The Reporting Persons believe that Sunair’s management and its Chairman of the Board and another director who provide management services through RPC have utterly failed to produce shareholder value as evidenced by the decline in its Common Stock price from $14.05 in early 2005 to $2.05 (on very low volume) as of September 26, 2008. RPC has provided management services since February 8, 2005, which is the date when an affiliate of RPC and the two directors referred to above purchased 5,000,000 units (including 5,000,000 shares of Common Stock) at $5.00 per unit.  The following financial information reflects the lack of success from the efforts of RPC and the management team with all numbers rounded to the nearest thousand:

Year or Period	9 months ended June 30, 2008	2007	2006	2005	2004
Net income (loss) from continuing operations	$(3,471,000)	$(3,761,000)	$(3,753,000)	$(849,000)	$269,000
Working capital	$(1,570,000)	$(862,000)	$1,860,000	$8,871,000	$13,157,000

The deterioration of the Sunair business and its financial condition since the RPC affiliates took control is palpable. What is equally alarming is that long term debt at June 30, 2008 was approximately $18,170,000.  Sunair’s principal asset is approximately $62,112,000 of goodwill.

At the same time, Sunair paid RPC management fees of $1,562,500 in fiscal 2007.  In January 2008, this management fee was amended to be 1% of revenues and the management agreement was extended for an additional three years. Based upon Sunair’s revenues through the nine months ended June 30, 2008, the management fee for fiscal 2008 will be approximately $680,000 if it was made retroactive to July 1, 2007, or more if it was not. In addition, Sunair agreed to pay RPC 2% of any consideration received from the merger or sale of Sunair. What is disturbing is that at all times Sunair had a complete management team which was fairly compensated. It is hard to discern why an affiliate of two directors and its principal shareholder was and is being paid a large management fee. Certainly, they were not paid for success.  As an example of how the interests of Sunair’s shareholders are placed behind the interests of RPC and its affiliates, in July 2008 Sunair appointed another affiliate of RPC, Mr. Jack I. Ruff, as its new Chief Executive Officer at an annual salary of $350,000. When it did so, it did not reduce RPC’s

CUSIP No. 867017105 _	13D	Page 9 of 12 Pages

management fee even though Mr. Ruff owns 25% of RPC’s equity interests and is a director of it.

RPC is controlled by Messrs. Richard Rochon and Mario Ferrari, as well as Mr. Ruff. Mr. Rochon has been Chairman of the Board of Sunair and Mr. Ferrari has been a director at all relevant times. They structured another investment in the same manner, and it has been an abject failure.  That investment was an $18,000,000 investment in Devcon International Corp.  Messrs. Rochon and Ferrari became directors at the time of the investment.  In January 2006, Mr. Rochon was elected Chairman of the Board and in January 2007 he became acting Chief Executive Officer. At the time of the investment, Devcon was a strong and profitable company trading on the highest level of the Nasdaq Stock Market. It has been delisted and now trades occasionally on the Over-the-Counter Bulletin Board.  When Messrs. Rochon and Ferrari’s limited partnership invested $18,000,000 in units at an effective price of $9.00 per share, the actual price was $12.05. It last traded at $0.30 per share and consequently was delisted from Nasdaq.  Just prior to the investment, it had shareholders’ equity of approximately $45,555,000; its shareholders’ deficit at June 30, 2008 was $(5,815). Moreover, at December 31, 2006 – just before Mr. Rochon became Chief Executive Officer – shareholders’ equity was $34,423,000.  Working capital at December 31, 2006 was approximately $94,670; at June 30, 2008 it was $(40,854).

Equity Media Holdings Corp. is public company organized by Messrs. Rochon and Ferrari in 2005. At the time of its initial public offering as a blank check company, Mr. Rochon was Chairman of the Board and Chief Executive Officer, Mr. Ferrari was a Vice President and a director and Mr. Ruff was vice president and a director. An affiliate of Messrs. Rochon and Ferrari received a $7,500 per month administrative fee while the company looked to acquire an operating business. The acquisition of a television and media company occurred on March 19, 2007, and Messrs. Rochon, Ferrari and Ruff resigned except as disclosed below.  The results have paralleled Sunair and Devcon with a sharp decline in operations and financial condition, although Equity Media has been directly managed by an independent management team with assistance from the Rochon/Ferrari group which receives a $1,500,000 annual management fee.  Payment of the fee has been deferred by the terms of the company’s Credit Agreement. Mr. Ferrari became Chief Strategic Officer following the acquisition of the television company. Moreover, another affiliate of Messrs. Rochon and Ferrari, Robert Farenhem, has been a director since inception and also was an interim Chief Financial Officer of Devcom for about eight months in 2005.  Mr. Rochon was re-appointed to the Board of Directors in May 2008. For 2006, just prior to its acquisition, the television company had net income of approximately $11,656,000. In 2007, it lost approximately $(6,900,000). For the first six months of 2008, the net loss increased to approximately $(23,339,000). With these growing losses, working capital decreased from approximately $9,695,000 to a negative of approximately $(87,919) at June 30, 2008. Positive shareholders’ equity of $41,267,000 decreased to a shareholders’ deficit of approximately $(7,302,000). The stock price has declined dramatically as the operating results and financial condition worsened. The initial public offering price in 2005 was $6.00, the high in 2007 was $5.71 and the low was $1.95. The closing price on September 26, 2008 was $0.36. In August 2008, the Nasdaq Capital Market advised Equity Media that it would be de-listed unless a plan for regaining compliance with Nasdaq listing requirements was submitted by September 16th. Equity Media has not publicly disclosed whether it submitted a plan.

Item 5.

Interest in Securities of the Issuer.

(a)    Michael Brauser beneficially owns 1,179,700 shares of Sunair Common Stock, which includes Warrants to purchase 600,000 shares.  This amounts to approximately 8.6% of outstanding shares based upon the outstanding shares reported in Sunair’s Form 10-Q for the nine months ended June 30, 2008. Michael Herman beneficially owns 2,180,600 shares of Sunair Common Stock.  This amounts to approximately 16.7% of outstanding shares based upon the outstanding shares reported in Sunair’s Form 10-Q for the nine months ended June 30, 2008. Dru A. Schmitt beneficially owns 1,486,014 shares of Sunair Common Stock, which includes Warrants to purchase 285,714 shares.  This amounts to approximately 11.1% of outstanding shares based upon the outstanding shares reported in Sunair’s Form 10-Q for the nine months ended June 30, 2008.  Mr. Schmitt’s shares are held by the Dru A. Schmitt Revocable Trust U/A/D 10/20/97, of which Mr. Schmitt is the sole trustee and beneficiary.  Joseph Q. DiMartini beneficially owns 364,400 shares of Sunair Common Stock, which includes Warrants to purchase 100,000 shares.

CUSIP No. 867017105 _	13D	Page 10 of 12 Pages

This amounts to approximately 2.8% of the outstanding shares based upon the outstanding shares reported in Sunair’s Form 10-Q for the nine months ended June 30, 2008.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Michael Brauser has entered into a 180-day Consulting Agreement with Massey Services, Inc. (“Massey”) dated September 19, 2008.  Mr. Brauser agreed to assist Massey in its attempt to acquire Sunair on terms acceptable to Massey. If Massey is successful, it agreed to pay Mr. Brauser a $1,000,000 cash fee.  Massey has offered to purchase Sunair for $3.00 per share as identified in Item 4 above.

Item 7.

Material to be filed as Exhibits.

Exhibit 1.

Joint Filing Agreement

CUSIP No. 867017105 _	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2008

By:	/s/ Michael Brauser
/s/ Michael Herman
/s/ Dru A. Schmitt
/s/ Joseph Q. DiMartini

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 867017105 _	13D	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Joint Filing Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: September 29, 2008

By:	/s/ Michael Brauser
Michael Brauser
/s/ Michael Herman
Michael Herman
/s/ Dru A. Schmitt
Dru A. Schmitt
/s/ Joseph Q. DiMartini
Joseph Q. DiMartini